EXHIBIT 10.1

2010 AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This 2010 AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is dated as of the 1st day of January 2010 (the “Effective Date”), by and between WILLIS NORTH AMERICA, INC. (“Willis US”) and JOSEPH J. PLUMERI (“Executive”).

WHEREAS, Executive is willing to serve as Executive Chairman of Willis US, Chairman and Chief Executive Officer of Willis Group Holdings plc, an Irish limited company (“Willis Holdings”) and Senior Managing Director of Willis Group Limited (f/k/a Willis Group plc, “Willis UK”, and collectively with Willis Holdings and Willis US, the “Willis Group”);

WHEREAS, Willis Group desires to retain Executive in those capacities upon the terms and conditions hereinafter set forth;

WHEREAS, Executive’s current employment agreement (the “Expiring Agreement”) is scheduled to terminate on the date of Willis Holdings’ shareholders meeting in 2011 (the “Old Expiration Date”); and

WHEREAS, the parties desire to amend and restate Executive’s Expiring Agreement to, among other things, extend the term through July 7, 2013, to preserve certain provisions of the Expiring Agreement through the Old Expiration Date and to modify certain other provisions.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Employment, Compensation and Benefits.  During the period of this Agreement, Willis US agrees to employ Executive and to pay the remuneration, and to provide the benefits, described below.

(a) Title and Duties.

(i) During the Term (as defined in Section 2 herein), Executive shall be employed as Executive Chairman of Willis US, and shall hold the offices of Chairman and Chief Executive Officer of Willis Holdings and Senior Managing Director of Willis UK. During the Term, Executive shall also be a member of the Board of Directors of Willis Holdings (the “Board”) (or such other most senior governing board of Willis Holdings) and Executive Committee of Willis Holdings and Willis UK. Executive shall also be appointed to such senior director and executive positions, as the Board, after consultation with Executive, deems appropriate, of each subsidiary of Willis Holdings.

(ii) Executive shall have the customary duties, responsibilities and authority of a chairman and a chief executive officer of a corporation of a similar size and status as the Willis Group.

(iii) Executive shall report directly to the Board.

(iv) Executive’s principal office shall be located at an office of Willis US in Manhattan, New York City, New York.

(b) Remuneration.

(i) Base Salary.  Executive’s base salary shall be at the rate of one million dollars ($1,000,000) per annum, payable in the United States in accordance with Willis U.S.’s normal payroll practices. The amount of Executive’s Base Salary shall be reviewed annually and may, at the discretion of the Board, be adjusted (but never below the then Base Salary). Any such increased amount shall constitute “Base Salary” hereunder. All dollar amounts referred to in this Agreement are in U.S. dollars and all amounts are to be paid in the United States.

(ii) Bonus.  So long as Executive remains employed hereunder, Executive shall be eligible for an annual bonus from Willis US for each fiscal year ending during the Term (the “Fiscal Year”) pursuant to Willis Holding’s annual bonus plan (currently The Willis Group Senior Management Incentive Plan). So long as the applicable performance criteria under the annual bonus plan for his position are satisfied, bonuses shall be paid to Executive as set forth on Exhibit A hereto. Except as otherwise provided on Exhibit A hereto, all bonuses shall he paid in the calendar year next following the end of the Fiscal Year in which it is measured.

(iii) Deferral of Receipt of Remuneration.  Executive shall have the right to defer, on an annual basis, receipt of his Base Salary and, to the extent permitted by the Deferred Compensation Plan, his annual bonus to the full extent provided and otherwise in accordance with the terms of Willis US’s deferred compensation plan in which Executive participates (or any successor plan thereto), as in effect from time to time (the “Deferred Compensation Plan”), and Section 409A of the Internal Revenue Code and the rules and regulations promulgated thereunder (“Section 409A”).

(c) Benefits.

(i) Willis US Plans Generally.  Except as otherwise provided herein, Willis US shall provide, or shall cause to be provided, Executive with those benefits, including medical, life insurance, disability, pension and other benefit programs, plans and practices in which similarly situated full-time executive employees of Willis US and its subsidiaries (commensurate with Executive’s position with Willis US) are entitled (under the applicable benefit plans as in effect as of the Effective Date or as may be amended from time to time), as set forth in the Willis US staff handbook as well as fringe benefits commensurate with the Executive’s position (each a “Benefit Plan”).

(ii) Deferred Compensation Benefit.  Executive shall continue to be entitled to an annual deferred compensation credit of eight hundred thousand dollars ($800,000) as set forth in Exhibit E hereto.

(d) Reimbursement for Expenses.  During the Term, Willis US shall reimburse Executive for all reasonable expenses incurred by Executive in performing Executive’s duties for

Willis Group, in accordance with the policies of Willis US, as in effect from time to time and consistent with Executive’s positions.

(e) Indemnification.  Willis US shall cause Willis Group to provide Executive with Directors and Officers and Errors and Omissions insurance in amounts reasonably acceptable to Executive.  Willis US agrees, and shall cause Willis Holdings and their respective subsidiaries to agree, to indemnify and defend Executive, to the fullest extent permitted by applicable law and by their respective Articles of Incorporation and by-laws (or the applicable equivalent governing documents with respect to any and all claims which arise from or relate to Executive’s duties as an officer, member of the Board (and any other board of directors (or equivalent governing entity) of Willis UK, Willis US or any of their affiliates), employee of Willis US, and duties performed in connection with the offices of Willis UK and Willis Holdings held by Executive, or as a fiduciary of any employee benefit plan or a similar capacity with any other entity for which Executive is performing services at Willis Group’s request, whether performed heretofore or hereafter.

(f) Equity Participation.

(i) General.  All equity awards granted to Executive prior to the Effective Date shall continue in accordance with their terms, including any applicable provisions in the Expiring Agreement.

(ii) Registration Rights.  Executive shall be entitled to registration rights in accordance with the 2004 Registration Rights Agreement.

(iii) Change of Control.  The definition of Change of Control applicable to any equity grant made to the Executive or in any equity or employee benefit plan as it applies to Executive shall be the same as the definition of Change of Control set forth herein, provided that this subsection (iii) shall not apply to any already outstanding equity grant as of May 25, 2004 to the extent application of it would result in an adverse accounting charge to Willis Group because of a change in the definition of Change in Control. For avoidance of a doubt, the definition of Change of Control set forth herein shall apply to all equity grants made after the date hereof, unless expressly waived by the parties with regard to the applicable equity plan or in the applicable equity award agreement.

(iv) 2010 Equity Grants.  Executive shall be entitled to a grant of restricted stock units in 2010 as provided in Exhibit B hereto (the “2010 Grant”).

(v) Future Equity Grants.  It is the expectation and intent of the compensation committee of the Board (the “Compensation Committee”) to award Executive in 2011 and 2012 equity grants each with a value equal to that of the 2010 grant and in a form and with provisions (including as to acceleration of vesting upon a termination of service or Change of Control), similar to that of the 2010 Grant, with a recognition, however, that a portion of such grants may need to be granted in stock options or cash derivative securities because of plan limitations on available shares for restricted stock units and further subject to the Compensation Committee’s good faith evaluation of changes in circumstances of Willis Holdings, the performance of Willis Holdings and the performance of Executive that justifies an alternative vehicle or amount of grant. All grants will fully vest by July 7, 2013 and, if options or stock appreciation rights are utilized, the Executive will have at least two (2) years after his separation from service for any reason (other than Cause) to exercise such options or stock appreciation rights.

(g) Executive shall be entitled to vacation time and holidays as are provided in general to executive employees of Willis US but shall, in any event, be entitled to no less than four (4) weeks of vacation per year. Any unused days accrued in a particular year may not be carried over to a subsequent year.

2.   Term and Termination.

(a) Term.  This Agreement shall become effective as of the Effective Date. Unless terminated earlier pursuant to Section 2(b), below, Executive’s employment hereunder shall remain in effect until July 7, 2013 (the “Term”).

(b) Termination.  The Term shall terminate on the earlier to occur of (i) the expiration of the Term and (ii) the date upon which Executive’s employment is terminated by Willis US or Executive. Subject to the conditions and procedures of Section 3, below, either party may terminate the Term and Executive’s employment at any time by providing ninety (90) days’ prior written notice to the other party of the termination of Executive’s employment.  A termination by Willis US shall be deemed a termination by Willis US and all other members of the Willis Group and their respective subsidiaries.

3.    Effect of Certain Terminations.

(a) Termination without Cause by Willis US or Resignation with Good Reason by Executive.  If at any time during the Term, Willis US terminates Executive without Cause (as defined below) or the Executive terminates his employment with the Willis Group for Good Reason (as defined below), Executive shall be entitled to the following:

(i) Subject to Section 7(k) hereof, within thirty (30) days following such termination of employment, Willis US shall pay to Executive as severance four million dollars ($4,000,000) in a lump sum (the “Severance Benefit”), and if such termination of employment occurs either (I) within six (6) months prior to a Change in Control and such termination of employment (or in a termination for Good Reason the Good Reason event in which the termination of employment is based) is in contemplation of, in anticipation of, or otherwise in connection of, such Change in Control or (II) on or within twenty-four (24) months following the occurrence of a Change in Control, then, in addition to the Severance Benefit, Willis US (or its applicable successor) shall pay Executive an additional severance payment within thirty (30) days following the six (6) month anniversary of such termination of employment in a lump sum amount equal to the difference between (x) an amount equal to two (2) times the sum of (A) Executive’s Base Salary and (B) Target Annual Bonus during the year of termination and (y) the Severance Benefit.

(ii)           Willis US shall provide, or shall cause to be provided, Executive with his (x) Accrued Amounts (as defined below) and (y) his Accrued Rights (as defined below); provided, however, that any Deferred Compensation Benefit that would otherwise have been credited to Executive’s Deferral Account pursuant to Section 1(c)(ii) above if Executive had remained employed by Willis US hereunder for the balance of the Term shall instead be credited in full to the Deferral Account effective as of the date of such termination, and all Deferred Compensation Benefits then credited to the Deferral Account shall otherwise be paid to Executive pursuant to and in accordance with the provisions of the Deferred Compensation Plan and in accordance with the provisions of Section 409A, as applicable.

(b) Other Terminations. In the case of any other termination not covered by Section 3(a) alone, Executive shall only be entitled to his Accrued Amounts and Accrued Rights; provided, however, that after the occurrence of a Change in Control, if Executive terminates his employment without Good Reason, Executive’s Deferred Compensation Benefits shall be credited and payable in the same manner and pursuant to the same terms as set forth in Section 3(a)(ii) above.

(c) No Mitigation; No Offset.  The amounts due under Section 3(a) shall be paid without any obligation of mitigation or offset for future earnings or other amounts, and shall be paid without setoff, counterclaims or defense. Executive shall not be eligible for any amounts of a similar nature that would be payable to Executive pursuant to other severance plans of the Willis Group.

(d) Definitions.  For purposes of this Agreement, the capitalized terms used above shall have the following meanings:

(i) “Accrued Amounts” shall mean (x) all accrued but unpaid Base Salary and vacation pay, to be paid within thirty (30) days after termination; (y) any bonus due as a result of actual performance but unpaid for any completed Fiscal Year, to be paid in the calendar year of such termination when bonuses are paid to other senior level executives in respect to such Fiscal Year; and (z) in respect of the Fiscal Year in which the termination occurs, payment of an amount, (the “Prorated Bonus”) equal to a pro rated portion of the actual annual bonus earned based on performance during the Fiscal Year in which the termination occurs based on actual results, which bonus shall be paid to Executive in the calendar year next following the calendar year of termination and at the same time as said payment would be made if Executive was still employed by the Willis US; provided, however, that upon a termination of Executive’s employment for Cause or by Executive without Good Reason (other than as a result of death, Disability, Mutual Retirement or upon or following the expiration of the Term), “Accrued Amounts” shall not include a Prorated Bonus.

(ii) “Accrued Rights” shall mean any amounts or benefits due to Executive under any benefit or equity plan or program (other than a severance plan), and Executive’s rights under Sections 1(c), 1(d), 1(e), 4 and 7(k)(v) hereof, payable in accordance with the terms of such plan or program.

(iii) “Cause” shall mean (A) Executive’s conviction of, or pleading nolo contendere to, a misdemeanor involving sexual misconduct or to a felony (other than a traffic infraction not involving actual imprisonment), (B) Executive’s willful and continuous misconduct with regard to his material duties and responsibilities which causes demonstrable harm of a material nature (C) Executive’s serious or persistent breach of Executive’s material obligations under this Agreement (including any repeated failure to abide by the legal, written directives presented to him by the Board, which directives are not in violation of Section 1(a)(ii) hereof) or (D) gross negligence (other then as a result of physical or mental impairment) with regard to his duties; provided, that, in the case of (B), (C) and (D), above, such misconduct, breach or negligence was not resolved or cured within fifteen (15) days following Willis US’s written notice to Executive of Willis US’s intention to terminate Executive’s employment for Cause as a result of such circumstances, which notice (pursuant to Section 2(b)) describes such circumstances with sufficient particularity to give Executive a reasonable opportunity to resolve or cure any such misconduct, breach or negligence. For purposes of this definition, an act (or omission) shall not be deemed “willful”, if, in the good faith belief of Executive, such act (or omission) was in the best interests of Willis Group (or any of their respective subsidiaries), and such belief was reasonable.

(iv) “Change of Control” means, other than in connection with the establishment of Willis Holdings as the parent company as of January 1, 2010, (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof), of equity interests representing more than thirty percent (30%) of the aggregate ordinary voting power represented by the issued and outstanding equity interests of Willis Holdings; (b) occupation of a majority of the seats (other than vacant seats) on the Board by Persons who were neither (i) nominated by the board of directors of Willis Holdings nor (ii) appointed by directors so nominated; provided a Person shall not be deemed so nominated or appointed if such nomination or appointment is the result of a proxy contest or a threatened proxy contest; (c) the failure of Willis Holdings to own, directly or indirectly, at least fifty percent (50%) of the aggregate ordinary voting power represented by the issued and outstanding equity interests of Willis US; (d) a merger, consolidation or other corporate transaction of Willis Holdings (a “Transaction”) such that the shareholders of Willis Holdings immediately prior to such Transaction do not own more than fifty percent (50%) of the aggregate ordinary voting power of the surviving entity (or its parent) immediately after such Transaction in approximately the same proportion to each other as immediately prior to the Transaction; (e) the sale of all or substantially all of the assets of Willis Holdings or (f) approval by the shareholders of Willis Holdings of a plan of liquidation or dissolution of Willis Holdings; provided, that, to the extent necessary to comply with Section 409A with regard to the making of a distribution, “Change of Control” shall be limited to the occurrence of a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of Willis Holdings, as such terms are described in Treasury Regulation Section 1.409A-3(i)(5).

(v) “Good Reason” shall mean Executive terminates his employment as a result of (A) any diminution of his titles, positions or status, without Executive’s written consent thereof, (B) any material diminution of his duties, responsibilities or authority, or the assignment to him of any duties materially inconsistent with his positions, without Executive’s written consent thereof, (C) any relocation of his principal office from New York, New York, without Executive’s written consent thereof, (D) any material breach of this Agreement by Willis US, or (E) the Board repeatedly overrides, supersedes or disregards reasonable decisions by Executive or recommendations made by Executive to the Board, such that the Board materially interferes with Executive’s ability to effectively function as the Executive Chairman and Chief Executive

Officer, or the Board otherwise takes actions that constructively represent a lack of confidence in Executive’s ability to perform his duties and responsibilities; provided, that in all cases Executive must provide written notice pursuant to Section 7(c) below within ninety (90) days following the occurrence of such action or breach constituting Good Reason; provided further, that, in all cases (other than (E) above), Willis US shall have fifteen (15) days following receipt of such notice to resolve or cure such action or breach constituting Good Reason.

(vi) “Mutual Retirement” shall mean a Retirement with the mutual agreement of the Executive and the Board with a successor chief executive officer of Willis Holdings approved by both in writing.

(vii) “Person” shall mean any natural person, sole proprietorship, general partnership, limited partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, governmental authority, or any other organization, irrespective of whether it is a legal entity and includes any successor (by merger or otherwise) of such entity.

(viii) “Retirement” shall mean Executive’s voluntary termination of employment with the Willis Group without Good Reason. To the extent that any equity grant or Benefit Plan provides for additional benefits or rights upon a "retirement", Executive shall deem to qualify upon any termination (other than for Cause) and to the extent such benefits or rights are greater as a "retiree" than otherwise provided based on the other classification of such termination, Executive shall receive such greater benefits or rights.

(e)   Disability Termination.  Willis US may terminate Executive’s employment as a result of a “Disability” if Executive, as a result of mental or physical incapacity, has been unable to perform his material duties for six (6) consecutive months (or 180 days in any 360-day period). Such termination shall be only permitted while Executive is still so disabled and shall be effective on thirty (30) days written notice to Executive, provided that such termination shall not be effective if Executive returns to full time performance of his material duties within such thirty (30) day period and continues in such full time capacity (which full time status shall be deemed to continue even in the event that vacation or intermittent and de minimis sick leave is taken) for six (6) consecutive months thereafter. For the avoidance of doubt, in the event that Executive does return to full-time performance but does not continue in such full-time capacity for six (6) consecutive months thereafter, the termination shall be deemed effective on thirty (30) days written notice following the most recent date that Executive fails to continue in such full-time capacity.

Notwithstanding the foregoing, in the event that as a result of absence because of mental or physical incapacity Executive incurs a “separation from service” within the meaning of such term under Section 409A, Executive shall on such date automatically be terminated from employment due to Disability.

4.   Excise Tax.  Executive shall not be entitled to any gross up of any excise tax in respect of Section 4999 of the Internal Revenue Code, except that Executive shall be entitled to a Gross-Up Payment (as such term is defined in the Expiring Agreement) if the change in ownership or control (within the meaning of Section 280G of the Code) giving rise to the related excise tax occurs prior to the expiration of the term of the Expiring Agreement. Such Gross-Up Payment shall be subject to the terms and conditions of the Expiring Agreement (the applicable provisions of which are attached hereto as Exhibit C).

5.   Ownership of Business.  All business activity participated in by Executive as an employee of Willis US, and Executive’s execution of his duties and responsibilities to the Willis Group and their related entities as set forth in Section 1(a), above (the “Business Activity”) shall be conducted solely on behalf of Willis Group.  Executive shall have no right to share in any commission or fee resulting from such Business Activity, other than the compensation referred to in Section 1(b), above, and any monies due to any member of the Willis Group or their related entities as a result of Business Activity which may be collected by Executive on behalf of the Willis Group or their related entities shall be promptly paid over to of the Willis Group or their related entities, as applicable.

6.   Confidential Information; Noncompetition and Nonsolicitation.  In consideration of Willis US entering into this Agreement with Executive, Executive hereby:

(a)   acknowledges that the continued success of Willis Group depends upon the use and protection of proprietary information.  Executive further acknowledges that the proprietary information obtained by him during the course of his employment with Willis Group concerning the business or affairs of Willis Group and its subsidiaries is the property of Willis Group (“Confidential Information”).  Therefore, Executive agrees that during the Term and thereafter he will not disclose to any unauthorized person or use for his own account any Confidential Information, whether or not such information is developed by him, without the Board’s written consent, unless and to the extent that the information (i) is disclosed by Executive in the good faith performance of his duties hereunder, (ii) becomes generally known to the public other than as a result of Executive’s acts or omissions to act in violation of this Section 6 or (iii) is required to be disclosed pursuant to applicable law or court order.  Executive shall deliver to Willis Group upon his termination of employment all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) embodying or relating to the Confidential Information or the business of Willis Group; provided, that, Executive may keep his address book and similar personal property;

(b)   agrees that while he is employed by Willis US and for a period of one (1) year following termination of Executive’s employment with Willis US, on behalf of an entity, which, aggregated with its affiliates, is primarily in the insurance brokerage business, directly or indirectly solicit, accept, or perform, other than on Willis Group’s behalf, insurance brokerage, insurance agency, risk management, claims administration, consulting or other business performed by the Willis Group from or with respect to (i) clients of Willis Group with whom Executive had business contact or provided services to, either alone or with others, while employed by Willis US and, further provided, such clients were clients of Willis Group either on the date of termination of Executive’s employment with Willis US or within twelve (12) months prior to such termination and (ii) active prospective clients of Willis Group with whom Executive had business contacts regarding the business of Willis Group within six (6) months prior to termination of Executive’s employment with Willis US;

(c)   agrees that while Executive is employed by Willis US and for a period of one (1) year following termination of Executive’s employment with Willis US, directly or indirectly, other than in performing his duties for Willis Group, (i) solicit any employee of Willis Group to work for Executive or any third party, including any competitor (whether an individual or a competing company) of Willis Group or (ii) induce any such employee of Willis Group to leave the employ of Willis Group, provided the foregoing shall not apply to Executive’s personal assistants and personal non-executive staff, shall not be violated by general advertising not specifically targeted at the Willis Group’s employees and shall not prevent Executive from serving as a reference for any given individual; and

(d)   agrees that while Executive is employed by Willis US and for a period of one (1) year following termination of Executive’s employment with Willis US, provide services to Aon Corporation or Marsh, Inc. (or their subsidiaries) as an employee, consultant or director, provided that the foregoing shall not prevent Executive from providing such services to a conglomerate that hereafter acquires such entities that is not primarily in the insurance brokerage business and services to such entities by Executive is not the primary focus of Executive’s position.

7.   Miscellaneous.

(a)   Integrated Agreement.  Except as otherwise provided in this Section 7, this Agreement (including the Exhibits attached hereto), together with the letter agreement dated as of March 26, 2001 (the “Side Letter”), which shall remain in full force and effect, embodies the complete understanding and agreement of the parties hereto relating to Executive’s employment; provided, however, that, all equity grants (as modified herein) shall continue in full force and effect. This Agreement may not be amended or terminated orally, but only by a writing executed by the parties hereto.

(b)   Severability; Effect of Certain Securities Laws and Other Restrictions.  If any term of this Agreement is rendered, declared or held to be invalid or unenforceable by any judicial, legislative or administrative action, the remaining provisions hereof shall remain in full force and effect, shall in no way be affected, impaired or invalidated, and shall be enforced to the full extent permitted by law and equity.  In addition, notwithstanding anything set forth in this Agreement to the contrary, in the event and to the extent that any term of this Agreement (or benefit provided hereunder) is or becomes prohibited by applicable securities laws (and any rules or regulations promulgated thereunder) or rules or regulations of any exchange on which stock of Willis Holdings is traded, such term or benefit shall be suspended unless and until such term or benefit ceases to be prohibited by such laws, rules or regulations, and Executive hereby acknowledges and agrees that any such suspension will not constitute a breach of this Agreement by Willis US.

(c)   Notices.  Any notices given pursuant to this Agreement shall be sent by certified mail or a nationally recognized courier service, with proof of delivery, to the addresses set forth below (or, in the event of an address change by either party, to the then-current address of the party, as specified in any written change-of-address notice properly furnished under this Section 7(c)).

If to Willis US, then to:

Willis North America, Inc.
One World Financial Center
New York, New York 10281
Attention: General Counsel

If to Executive:

To Executive’s most recent address set forth in the personnel records of Willis US

With a copy to:

Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Attention: Michael S. Sirkin, Esq.

(d)   Governing Law; Remedies.  The substantive laws of New York shall govern this Agreement, without giving effect to its conflicts of law principles. Any disputes or issues arising out of or relating to any equity in Willis Holdings that Executive has received or may become entitled to receive shall also be governed by the laws of the State of New York or, with respect to any equity awards granted on Willis Holdings stock (except to the extent it involves interpretation under this Agreement), the laws of Bermuda (provided that the laws of Ireland shall govern equity grants made after December 31, 2009), without regard to conflicts of law principles in any event. Executive acknowledges that there is no adequate remedy at law for any breach of the provisions of Section 6 of this Agreement and that, in addition to any other remedies to which it may otherwise be entitled as a matter of law, Willis US shall be entitled to injunctive relief in the event of any such breach.

(e)   Waiver.  The waiver by any party of any breach of this Agreement shall not operate or be construed as a waiver of that party’s rights upon any subsequent or different breach.

(f)   Successors and Assigns; Third-Party Beneficiaries.  This Agreement shall inure to the benefit of and be binding upon and enforceable against the heirs, legal representatives and assigns of Executive and the successors and permitted assigns of Willis US. Any amounts due to Executive as of his death shall be paid to his designated beneficiary, or if none, his estate. Willis Holdings and its direct and indirect subsidiaries are intended third-party beneficiaries of all promises and covenants made by Executive herein in favor of Willis US in Section 6 hereof. As such, insofar as they are affected by any breach of this Agreement by Executive of Section 6, Willis Holdings and its direct and indirect subsidiaries may enforce Executive’s covenants and promises herein to the same extent that Willis US has a right to do so; provided, that, in enforcing such covenants and promises, Willis Holdings and its direct and indirect subsidiaries shall be bound by the terms of this Agreement (including but not limited to Section 7(i) below) and any prior determinations or judgments regarding this Agreement to the same extent as Willis US. Willis US may not assign this Agreement or its rights hereunder except as part of a sale of, and to the acquirer of, all or substantially all of the securities and/or assets of Willis Holdings or Willis US and then only if the assignee and the ultimate parent entity of the assignee (if applicable) promptly deliver to Executive a written assumption of the obligations hereunder in a form reasonably acceptable to Executive (or, to the extent otherwise required to bind an entity other than an entity incorporated under the laws of the United States, the equivalent documentation therefor).

(g)   Counterparts.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

(h)   Legal Fees.  Willis US shall promptly pay Executive’s reasonable legal and financial advisory fees incurred in connection with entering into this Agreement.

(i)   Arbitration.  Any dispute hereunder or with regard to any document or agreement referred to herein, other than injunctive relief under Section 7(d) hereof, shall be resolved by arbitration before the American Arbitration Association in New York City, New York. The determination of the arbitrator shall be final and binding on the parties hereto and may be entered in any court of competent jurisdiction. In the event of any arbitration or other disputes with regard to this Agreement or any other document or agreement referred to herein, Willis US shall pay Executive’s legal fees and disbursements promptly upon presentation of invoices thereof, subject to an obligation of Executive to repay such amounts if an arbitrator finds Executive’s positions in such arbitration or dispute to have been frivolous or made in bad faith. In the event of any arbitration or other disputes with regard to this Agreement or any other document or agreement referred to herein, such fees and costs shall be paid by Willis US prior to final disposition and promptly as such fees are incurred and submitted to Willis US for payment on a quarterly basis which submission shall be made within forty-five (45) days after the end of such quarter, subject to an obligation of Executive to repay such amounts if an arbitrator finds Executive’s positions in such arbitration or dispute to have been frivolous or made in bad faith.

(j)   Jurisdiction.  Willis US hereby consents to the jurisdiction of the federal and state courts in the State of New York, irrevocably waives any objection it may now or hereafter have to laying of the venue of any suit, action, or proceeding in connection with this Agreement in any such court, and agrees that service upon it shall be sufficient if made by registered mail, and agrees not to asset the defense of forum nonconveniens.

(k)   Section 409A.

(i) The intent of the parties is that payments and benefits under this Agreement comply with Section 409A and the regulations and guidance promulgated thereunder or be exempt therefrom and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If Executive notifies Willis US (with specificity as to the reason therefor) that Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause Executive to incur any additional tax or interest under Section 409A and Willis US concurs with such belief or Willis US (without any obligation whatsoever to do so) independently makes such determination, Willis US shall, after consulting with Executive, reform such provision to attempt to comply with Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Section 409A. To the extent that any provision hereof is modified in order to comply with Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Executive and Willis US of the applicable provision without violating the provisions of Section 409A.

(ii) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Executive is deemed on the date of termination to he a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment considered “deferred compensation” under Section 409A (whether under this Agreement, any other plan, program, payroll practice or any equity grant, including but not limited to all restricted stock units granted to Executive on or after March 14, 2007) and is due upon Executive’s separation from service, such payment shall not be made or provided until the date which is the earlier of (A) the expiration of the six (6) month period measured from the date of such “separation from service” of the Executive, and (B) the date of Executive’s death (the “Delay Period”) and this Agreement and each such plan, program, payroll practice or equity grant shall hereby be deemed amended accordingly. Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 7(k)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum with interest at the prime rate as published in the Wall Street Journal on the first business day after the Delay Period (provided that any payment measured by a change in value that continues during the Delay Period shall not be credited with interest for the Delay Period), and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii) All expenses or other reimbursements paid pursuant to Sections 1(e) and 7(h) hereof or otherwise that are taxable income to the Executive shall in no event be paid later than the end of the calendar year next following the calendar year in which Executive incurs such expense or pays such related tax. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred. Any tax gross-up shall be made no later than the end of the calendar year next following the calendar year in which the Executive remits the related tax.  Any tax equalization payment, including such payment(s) provided in the Side Letter, shall be paid to the Executive no later than the end of the second calendar year following the later of (y) the calendar year in which the Executive’s US federal tax return (including extensions) is due and (z) the calendar year in which the Executive’s foreign tax return is due (or the due date for foreign tax payments if filing a tax return is not required), in which the compensation to which such tax equalization payment relates is reported.

(iv) Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of Willis US.

(v) Executive shall not be entitled to any gross up of any tax in respect of Section 409A of the Internal Revenue Code, except that Executive shall be entitled to a 409A Gross-Up Payment (as such term is defined in the Expiring Agreement) if the Section 409A Tax (as such term is defined in the Expiring Agreement) relates to documentary noncompliance in any document entered into or operational noncompliance relating to any event occurring prior to the expiration of the term of the Expiring Agreement. Such 409A Gross-Up Payment shall be subject to the terms and conditions of the Expiring Agreement (the applicable provisions of which are attached hereto as Exhibit D).

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Employment Agreement as of the date first above written.

WILLIS NORTH AMERICA, INC.

By:	/s/ Adam Ciongoli
Name:	Adam Ciongoli
Title:	Executive Vice President and Secretary

EXECUTIVE:

/s/ Joseph J. Plumeri
Joseph J. Plumeri

EXHIBIT A

Annual Bonus Schedule

The amount of the annual bonus earned by Executive shall be paid to Executive fifty percent (50%) in cash and fifty percent (50%) in restricted stock units (“RSU’s”), provided that the pro-rata annual bonus for fiscal year 2013 shall be paid fully in cash and Willis US may elect to pay the annual bonus for any other fiscal year fully in cash (with the same payment timing as if the payments were in RSUs). The form of RSU’s shall be the same as the RSU bonus form used in 2007 for Executive and the conversion from bonus value to number of RSU’s shall be the same as used for the 2007 RSU bonus grant. Notwithstanding the foregoing, all RSU’s shall vest no later than the annual meeting of Willis Holdings in 2011 (provided that RSUs granted in 2012 and 2013 for fiscal years 2011 and 2012, respectively, shall instead vest no later than July 7, 2013), upon Executive’s earlier death, Disability termination, termination without Cause, termination for Good Reason, Mutual Retirement or upon a Change in Control, all as defined in Executive’s Employment Agreement. Any distribution of the underlying shares with regard to the bonus RSU’s shall be subject to Section 7(k) of the Agreement and the last sentence of this paragraph, and shall be distributed at the earlier of (x) (A) the annual meeting in 2011 for all RSUs other than those granted in 2012 and 2013 for fiscal years 2011 and 2012, respectively or (B) July 7, 2013 for such RSUs granted in 2012 and 2013 and (y) when Executive incurs a “separation from service” as defined in Section 409A. Furthermore, notwithstanding the foregoing, the parties may agree, to the extent permitted by Section 409A, on a different allocation between cash and RSU’s or a different timing of payment of the RSU’s at any time prior to six (6) months before the end of a performance period or at such other time as permitted under Section 409A.

Each fiscal year the Compensation Committee shall establish, in good faith, threshold, target and maximum performance goals. Maximum goals will be no greater than one hundred ten percent (110%) of the target goal. If the target is achieved the annual bonus shall be equal to at least three hundred seventy five (375%) of Base Salary, if the threshold is achieved the annual bonus shall be equal to at least two hundred fifty (250%) of Base Salary and, if the maximum is achieved, the annual bonus shall be equal to at least five hundred percent (500%) of Base Salary. The Compensation Committee will in good faith consider and award bonuses if appropriate at lower levels of achievement and will also in good faith consider and award higher bonuses in any case where deserved.

EXHIBIT B

Restricted Stock Award

Willis Holdings shall grant to the Executive restricted stock units with an aggregate fair market value on the date of grant equal to $6,000,000 (the “2010 RSUs”).  The 2010 RSUs shall include the following terms:

1.	2010 performance criteria shall be consistent with the 2010 performance criteria for equity awards granted to other senior executives.1

2.	Time vesting requirements shall be consistent with the time vesting schedule for other senior executives, except that all time vesting requirements shall not extend beyond July 7, 2013.

3.
The 2010 RSUs shall be settled, to the extent vested, upon the later of (i) sixty (60) days following the end of the performance measurement period and (ii) the date Executive incurs a separation from service with Willis Group, subject to Section 7(k) of the Agreement.

4.
In the event Executive’s employment is terminated by the Company without Cause, by Executive for Good Reason, or due to death or disability, by Mutual Retirement or a termination of employment for any reason on or following July 7, 2013, any employment or service requirements shall be waived, but performance vesting criteria, if any, shall remain.

5.
In the event of a Change in Control prior to the expiration of the performance measurement period, all performance vesting criteria shall be waived, but any employment or service requirements shall remain (subject to Paragraph 4 above).

6.	In the event Executive’s employment is terminated (i) by the Company for Cause or (ii) by Executive without Good Reason prior to July 7, 2013, any unvested portion of the 2010 RSUs shall be forfeited.

7.
All performance vesting criteria shall be adjusted for material corporate events in the same manner that awards containing similar performance vesting criteria granted to other senior executives are adjusted.

8.	There will be no forfeiture provisions (other than the above forfeiture provisions for non-vesting) and no post-employment restrictions.

9.	The definitions of “Cause”, “Change of Control”, “Good Reason”, “Disability”, “Retirement” and “Mutual Retirement” shall have the same meanings as set forth in the Agreement.

1 Performance criteria for awards granted in 2011 and 2012 are expected to have performance periods that do not exceed the expiration date of the 2010 Amended and Restated Employment Agreement.

EXHIBIT C

Section 4999 Excise Tax

(a) In the event it shall be determined that any payment, benefit or distribution (or combination thereof) by Employer, any of Employer’s affiliates, one or more trusts established by Employer for the benefit of its employees, or any other person or entity, to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, stock appreciation right, phantom equity awards or similar right, or the lapse or termination of any restriction on the vesting or exercisability of any of the foregoing) (a “Payment”) would he subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) by reason of being “contingent on a change in ownership or control” of Willis US or Willis Holdings, within Section 280G of the Code (or any successor provision thereto) or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive an additional payment or payments (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Subject to the provisions of clause (a) above, all determinations required to be made under this Exhibit C, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by Employer, and reasonably satisfactory to Executive (the “Accounting Firm”), which shall provide detailed supporting calculations both to Employer and Executive within fifteen (15) business days of Termination Date, or such earlier time as is requested by Employer; provided that for purposes of determining the amount of any Gross-Up Payment, it is recognized that Executive tax at the actual tax rates applicable to individuals in which any such Gross-Up Payment is to be made to pay state and taxes at the actual tax rates applicable to individuals in the state or locality of Executive’s residence or place of employment in the calendar year in which any such Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account limitations applicable to individuals subject to federal income tax at the highest marginal rates. All fees and expenses of the Accounting Firm shall be borne solely by Employer. Any Gross-Up Payment, as determined pursuant to this Exhibit C, shall be paid by Employer to Executive (or to the appropriate taxing authority on Executive’s behalf) when due immediately prior to the date Executive is required to make payment of any Excise Tax or other taxes. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall so indicate to Executive in writing, with an opinion letter that Executive has substantial authority not to report any Excise Tax on his/her federal state, local income or other tax return. Any determination by the Accounting Firm shall be binding upon Employer and the Executive absent a contrary determination by the Internal Revenue Service or a court of competent jurisdiction; provided, however, that no such determination shall eliminate or reduce Employer’s obligation to provide any Gross-Up Payment that shall be due as a result of such contrary determination. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that the amount of the Gross-Up Payment determined by the Accounting Firm to be due to (or on behalf of) Executive was lower than the amount actually due (“Underpayment”). In the event that Employer exhausts its remedies pursuant to clause (c) below and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred as promptly as possible and notify Employer and Executive of such calculations, and any such Underpayment (including the Gross-Up Payment to Executive) shall be promptly paid by Employer to or for the benefit of Executive within five (5) business days after receipt of such determination and calculations.

(c) Executive shall notify Employer in writing of any claim by the internal Revenue Service that, if successful, would require the payment by Employer of any Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive is informed in writing of such claim and shall apprise Employer of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which he gives such notice to Employer (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Employer notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall (i) give Employer any information which is in Executive’s possession reasonably requested by Employer relating to such claim, (ii) take such action in connection with contesting such claim as Employer shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Employer, (iii) cooperate with Employer in good faith in order to effectively contest such claim, and (iv) permit Employer to participate in any proceedings relating to such claim; provided, however, that Employer shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this clause (c), Employer shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible mariner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Employer shall determine; provided, further, that if Employer directs Executive to pay such claim and sue for a refund, Employer shall pay the amount of such claim to Executive, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax of income tax (including interest or penalties with respect thereto) imposed with respect to such payment or with respect to any imputed income with respect to such payment (including the applicable Gross-Up Payment); provided, further, that if Executive is required to extend the statute of limitations to enable Employer to contest such claim, Executive may limit this extension solely to such contested amount. Employer’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority. The reimbursement of expenses incurred by Executive due to a tax contest or litigation addressing the existence or amount of an Excise Tax liability shall be reimbursed promptly, but in no event be made later than the end of the calendar year next following the calendar year in which the taxes that are subject of the contest or litigation are remitted to the taxing authority (or if no taxes are remitted as a result of such audit or litigation, the end of the calendar year next following the calendar year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation). In addition, without extending the time of any obligation in this Exhibit C, any tax Gross-Up Payment shall be made no later than the end of the calendar year next following the calendar year in which the Executive remits the related tax.

(d) If, after the receipt by Executive of an amount paid by Employer pursuant to this Exhibit C, Executive becomes entitled to receive any refund with respect to a Gross-Up Payment, Executive shall (subject to Employer’s complying with the requirements of clause (c) above) promptly pay to Employer the amount of such refund received (together with any interest paid or credited thereon after taxes applicable thereto). Notwithstanding the foregoing, in the event that the obligation to refund any amount shall be a violation of the Sarbanes-Oxley Act of 2002, such obligation to refund shall be null and void.

(e) To the extent that the applicable regulations under Code Section 280G permits a later recalculation by the Employer, or requires a later recalculation, of whether the Payments are subject to the Excise Tax, the provisions of this Exhibit C shall again be applied based upon such recalculation.

EXHIBIT D

Section 409A Excise Tax

(a)           The Employer acknowledges and agrees that if any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) made or provided to Executive or for Executive’s benefit in connection with this Agreement, or Executive’s employment with the Employer or the termination thereof (the “Payments”) are determined to be subject to the additional tax imposed by Section 409A, or any interest or penalties with respect to such additional taxes (such additional taxes, together with any such interest and penalties, are referred to collectively as the “Section 409A Tax”), then the Executive will be entitled to receive an additional payment (a “409A Gross-Up Payment”) from the Employer such that the net amount the Executive retains after paying any applicable Section 409A Tax and any federal, state or Local income or FICA taxes on such 409A Gross-Up Payment, shall be equal to the amount the Executive would have received if the Section 409A Tax were not applicable to the Payments.

(b)           All determinations of the Section 409A Tax and 409A Gross-Up Payment, if any, will be made by tax counsel or other tax advisers designated by Executive and approved by the Employer, which approval won’t be unreasonably withheld or delayed. For purposes of determining the amount of the 409A Gross-Up Payment, if any, Executive will be deemed to pay federal income tax at the actual marginal rate of federal income taxation in the calendar year in which the total Payments are made and state and local income taxes at the actual marginal rate of taxation in the state and locality of Executive’s residence on the date the total Payments are made, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes. If the Section 409A Tax is determined by the Internal Revenue Service, on audit or otherwise, to exceed the amount taken into account hereunder in calculating the 409A Gross-Up Payment (including by reason of any payment the existence or amount of which cannot be determined at the time of the 409A Gross-Up Payment), the Employer shall make another 409A Gross-Up Payment in respect of such excess (plus any interest, penalties or additions payable by Executive with respect to such excess). The Employer and Executive shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Section 409A Tax with respect to the total Payments. The 409A Gross-Up Payments provided to Executive shall be made no later than the tenth (10th) business day following the last date the Payments are made but in all events within the time specified in Section 7(k)(iii) of the Agreement.

EXHIBIT E

Deferred Compensation Benefit

(a)           Deferred Compensation Benefit.  So long as Executive remains employed by Willis Group hereunder, Executive shall be entitled to receive an annual deferred compensation credit of eight hundred thousand dollars ($800,000) (the “Deferred Compensation Benefit”) under the Deferred Compensation Plan per year. Each such Deferred Compensation Benefit shall be credited to an account established for Executive under the Deferred Compensation Plan (the “Deferral Account”) in four (4) equal installments of two hundred thousand dollars ($200,000) each, on January 14, April 14, July 14 and October 14 of each year (or partial year) during the Term. Notwithstanding anything set forth in this Agreement, or the Deferral Account to the contrary, on each date that any Deferred Compensation Benefit is credited to the Deferral Account, Executive shall be vested in, but not then entitled to payment of, such credited amount. Subject to the foregoing, all Deferred Compensation Benefits shall otherwise be treated under the Deferred Compensation Plan in the same manner (including, without limitation, subject to Section 3(a)(ii) of the Agreement) as any elective deferrals of Base Salary and annual bonus amounts made by Executive under the Deferred Compensation Plan as provided in Section l(b)(iii) of the Agreement.

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